Exhibit 99.3

UNITED UTILITIES PLC

ANNUAL GENERAL MEETING – POLL RESULT

At the annual general meeting held yesterday, 30 July 2003, at the Bridgewater Hall, Manchester, the following resolutions were duly passed and the result of the poll is shown below:

Resolution	For	Against
1	232,613,123	2,827,175
2	231,546,327	152,920
3	234,259,235	1,454,956
4	235,105,920	1,299,269
5	234,478,082	1,236,330
6	217,513,376	1,984,244
7	232,133,163	3,992,005
8	234,057,013	2,062,414
9	234,362,135	2,195,086
10	236,079,734	480,578

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.